Exhibit 99.66

Management’s Discussion and Analysis

MOGO FINANCE TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

DATED: MARCH 6, 2018

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3

Caution Regarding Forward-looking Statements	3

Company Overview	5

Vision	5

Financial Performance Review	6

Liquidity and Capital Resources	25

Risk Management	28

Non-IFRS Financial Measures	29

Critical Accounting Estimates	34

Changes in Accounting Policies	35

Controls and Procedures	37

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 6, 2018 and presents an analysis of the financial condition of Mogo Finance Technology Inc. and its subsidiaries (collectively referred to as “Mogo” or the Company”) as at and for the three and twelve months ended December 31, 2017 compared with corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2017 and 2016. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Finance Technology Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Adulting 101”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade-marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements and annual information form can be found on SEDAR at www.sedar.com and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in loans receivable, charge-off rate, average revenue per member, and gross loans receivable (short-term and long-term), to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non-IFRS Financial Measures”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue (including loan interest), expenses and operations, key performance indicators, provision for loan losses (net of recoveries), delinquencies ratios, anticipated cash needs and the need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its solution and services, future growth plans, ability to attract new customers and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third-party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s customers and the marketplace of new technologies and solutions.

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Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 6, 2018 for the year ended December 31, 2017 available at www.sedar.com., which risk factors are incorporated herein by reference, including but not limited to risks related to: our history of losses and our recent, rapid growth; our negative operating cash flow; disruptions in the credit markets may affect our ability to access additional capital through issuances of equity and debt securities; our new products and platform enhances do not achieve sufficient market acceptance; changes in the regulatory environment or in the way regulations are interpreted; security breaches of members’ confidential information; changes in economic conditions may increase member default rates; material changes to the interest rate charged to our members and paid to our lenders; the concentration of our debt funding sources and our ability to access additional capital from those sources; the early payment triggers and covenants under our credit facilities; collection, processing, storage, use and disclosure of personal data and its related privacy considerations; protecting our intellectual property rights; claims by third parties for alleged infringement of their intellectual property rights; the use of open source software and any failure to comply with the terms of open source licenses; serious errors or defects in our software; the adequacy of our allowance for loan losses; the reliability of our credit scoring model; access to reliable third-party data; our risk management efforts; our operating risk and insurance coverage; our levels of indebtedness; our marketing efforts and ability to increase brand awareness; member complaints and negative publicity; misconduct and/or errors by our employees and third-party service providers; our ability to collect payment and service the products we make available to our members; our reliance on data centers to deliver our services and any disruption thereof; competition in our industry; the reliability of information provided by members; our reliance on key personnel; competition for employees; preserving our corporate culture; and risks related to litigation. Although the forward-looking statements contained in this MD&A are based upon what our management believes are reasonable assumptions, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events.

An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

This MD&A may contain Future Oriented Financial Information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by our management to provide an outlook of our activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements”. The actual results of our operations and the resulting financial results may vary from the amounts set forth herein, and such variation may be material. Our management believes that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments.

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Management’s Discussion and Analysis

Company Overview

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 5 products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages and personal loans. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products, including the Company's recently announced MogoCrypto account which is expected to launch in 2018. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the leading financial brand and platform for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding, this MD&A:

•	Issued 3.75 million common shares for proceeds of $24.4 million, net of issuance costs in the fourth quarter of 2017.

•	Launched MogoProtect, a new digital solution to help consumers protect against identity fraud in the fourth quarter of 2017.

•	Announced the planned launch of MogoCrypto in 2018.

•	Finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”) with Fortress. The new credit facility was used to repay and replace Mogo’s existing $30 million facility with Fortress (“Credit Facility – ST”).

•	Expanded into New Brunswick, Newfoundland, Prince Edward Island and Manitoba during 2017.

•	Created a class of preferred shares, issuable in one or more series in the third quarter of 2017.

•	Raised $15.0 million through the issuance of convertible debentures in the second quarter of 2017.

•	Launched MogoMortgage, a digital first mortgage solution in the first quarter of 2017.

•	Launched the digital MogoCard product in first quarter of 2017.

•	Launched Canada’s first free monthly credit score monitoring product in the fourth quarter of 2016.

•	Launched Mogo’s new digital platform including the MogoAccount and iOS app in the third quarter of 2016 enabling Mogo to continue to build Canada’s leading digital financial services experience.

•	Announced strategic marketing collaboration agreement with Postmedia in the first quarter of 2016 providing Mogo with a minimum of $50 million of media value over the following three years. Leveraging the power of Postmedia’s audience reach, Mogo has a unique opportunity to accelerate brand awareness while significantly reducing and de-risking marketing spend.

Vision

Mogo is on a mission to help Canadians take control of their financial health with solutions that are easy to use, transparent, and unconventionally fun. We focus on bringing innovation to a world dominated by big banks, hidden fees and old ways of dealing with money. By leveraging technology and design we are transforming the way Canadians manage their finances.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Revenue, subscription and fee based revenue, gross profit, funding interest expense, contribution(1), contribution margin(1), adjusted EBITDA(1) , adjusted net income (loss) (1), cash provided by (used in) operating activities before investment in loans receivable(1), charge-off rate(1), average revenue per member(1), and Mogo members. For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and ARPM)
	Three months ended December 31		Percentage	Years ended December 31		Percentage
	2017	2016	change	2017	2016	change

IFRS Measures
Revenue	$13,331	$11,827	13%	$48,681	$49,870	(2)%
Subscription and fee based revenue	4,088	2,085	96%	12,972	8,334	56%
Gross profit	9,108	7,766	17%	32,809	30,709	7%
Funding interest expense	1,954	1,593	23%	7,178	6,120	17%

Non-IFRS Measures
Contribution(1)	$5,382	$4,430	21%	18,366	$17,359	6%
Contribution margin(1)	40%	38%		38%	35%
Adjusted EBITDA(1)	1,002	1,059	(5)%	2,480	96	2483%
Adjusted net income (loss) (1)	(4,097)	(2,977)	38%	(16,246)	(14,972)	9%
Cash provided by (used in) operating activities before investment in gross loans receivable (1)	1,368	1,104	24%	3,569	4,375	(18)%
Charge-off rate (1)	13%	21%		15%	22%
Average revenue per member (ARPM in $)(1)	26	37	(30)%	109	187	(42)%

			As at
	December 31, 2017	December 31, 2016	Percentage Change
Non-IFRS Non-Financial Measures
Mogo Members (000s)	544	348	56%

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Revenue

The launch of Mogo’s mobile-first digital platform and account in the third quarter of 2016 dramatically expanded the Company’s opportunity to launch new fee based products including MogoCard, MogoMortgage MogoProtect and other premium account solutions. These products are included in the Company’s higher margin subscription and fee based revenue, which today is the Company's primary driver of revenue growth. Loan interest also contributed to revenue growth as the Company made a strategic shift away from short-term loans and towards long-term loans. In the fourth quarter of 2017, growth in subscription and fee based revenue combined with growth in loan interest (from long-term loans) more than offset the decline in loan fees (short-term loans). This shift in strategic focus is reflected in the Company’s revenues:

•	The Company’s revenues for the three months ended December 31, 2017 increased to $13.3 million, a 12% increase over the revenues of $11.8 million for the three months ended December 31, 2016.

•	Excluding the impact of loan fees, which are related to the Company's legacy short-term loans, loan interest and subscription and fee based revenue increased 49% for the three months ended December 31, 2017 when compared to the year earlier period driven primarily by subscription and fee-based revenue which increased 96% during the same period.

•	Total revenue for the year ended December 31, 2017 was $48.7 million, a 2.4% decline compared to 2016. Excluding the impact of loan fees, which are related to the Company's legacy short-term loans, loan interest and subscription and fee based revenue increased 30% for the year ended December 31, 2017, driven primarily by subscription and fee based revenue which increased 56% during the same period.

Subscription and fee based revenue

During 2017, the Company leveraged its digital platform adding three new products, MogoCard, MogoMortgage and MogoProtect. Subscription and fee based revenue is the fastest growing category of revenue for the Company, with 96% growth in the three months ended December 31, 2017 compared to the same period last year, 56% year over year growth, and now represents 31% of total revenue. The Company is very encouraged by the strong growth in subscription and fee based revenue and remains focused on continuing to drive growth in this segment by ramping existing fee based products, and introducing new fee based products on our digital platform to add value to our large and growing member base. The Company expects this revenue to represent an increasing percentage of our total revenue.

Gross Profit

The Company has recorded its third consecutive quarterly increase in gross profit with a record gross profit as a percentage of revenue of 68.3% for the three months ended December 31, 2017, increasing from 65.7% for the three months ended December 31, 2016.

Despite a decline in total revenue, gross profit has increased 7% to $32.8 million for the year ended December 31, 2017 from $30.7 million for the year ended December 31, 2016 with gross profit as a percentage of revenue increasing to 67.4% from 61.6% over the same periods. This is primarily related to growth in subscription and fee based revenue that have higher margins along with a decline in net charge off rates.

Going forward, the Company’s gross profit margin is expected to align with its annualized average as opposed to its current quarter gross profit margin.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Effective January 1, 2018, the Company will adopt IFRS 9 in respect of its allowance for loan losses. As a result of the transition, the Company also expects some ongoing impacts to gross profit that are dependent on the growth rate of the loan portfolio. It is important to note that the adoption of IFRS 9 in 2018 will not directly impact the net charge off rate of the company’s loans receivable portfolio which will be driven by borrowers’ credit profile and behavior. The Company will continue to write off customer balances that are delinquent greater than 180 days. Likewise, the cash flows used in and generated by the Company’s loans receivable portfolio will not be impacted by the adoption of IFRS 9 as the periodic increase in the allowance for loan losses as a result of growth in the consumer loans receivable is a non-cash item. For further discussion on the adoption of IFRS 9, refer to the Changes in Accounting Policies section of the MD&A and note 3 of the audited annual consolidated financial statements.

Funding Interest expense

The Company continued to grow its long term loan portfolio during the three months ended December 31, 2017 resulting in an increase in facility drawdown on Credit Facility – Liquid by $7.8 million generating a corresponding increase in funding interest expense. Funding interest expense for the three months ended December 31, 2017 was $2.0 million, an increase of $0.4 million or 22.7% over the same period last year. Funding interest expense for the year ended December 31, 2017 was $7.2 million, an increase of $1.1 million or 17.3% over the same period last year. Management expects funding costs to continue to increase in absolute dollars in the future as our loan portfolio grows.

Contribution and Contribution Margin (1)

Contribution margin increased to 40.4% from 37.5%, whereas in absolute terms, contribution increased by 21.5% to $5.4 million from $4.4 million during the three months ended December 31, 2017 and 2016, respectively. Contribution margin increased to 37.7% from 34.8%, whereas in absolute terms, contribution increased by 5.8% to $18.4 million from $17.4 million during the years ended December 31, 2017 and 2016, respectively. The increase in our contribution margin is mainly attributable to a decrease in our cost of revenue.

Adjusted EBITDA (1)

The Company achieved positive adjusted EBITDA of $1.0 million and $2.5 million during the three months and year ended December 31, 2017, respectively. This represents the Company’s sixth consecutive quarter and second consecutive year of positive adjusted EBITDA. Adjusted EBITDA decreased marginally by $0.1 million from $1.1 million to $1.0 million for the three months ended December 31, 2016 and 2017, respectively, and increased by $2.4 million from $0.1 million to $2.5 million for the years ended December 31, 2016 and 2017, respectively. The improvement in adjusted EBITDA for the year was driven by an increase in revenue and gross profit, and positive operating leverage delivered by our business model.

Adjusted Net Income (Loss) (1)

Adjusted net income (loss) during the three months ended December 31, 2017 was ($4.1) million, a 37.7% increase compared to ($3.0) million in the same period last year, whereas for year ended December 31, 2017, adjusted net income (loss) was ($16.2) million, an 8.5% increase compared to ($15.0) million in the same period last year. The change is mainly attributable to an increase in interest expense that is partially offset by the variances previously explained in adjusted EBITDA.

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable (1)

Cash provided by (used in) operating activities before investment in gross loans receivable (1) increased by $0.3 million to $1.4 million from $1.1 million and decreased by $0.8 million to $3.6 million from $4.4 million for the three months and year ended December 31, 2017 compared to the same periods last year. This is mainly attributable to the timing of changes in working capital.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Charge-Off Rate (1)

Charge-off rate had a fifth consecutive quarterly improvement to 13.1% compared to 21.2% in the same quarter last year. For the year ended December 31, 2017 charge-off rate improved to 15.0% from 21.7% compared to the same period last year. The improvement in charge-off rate is mainly attributable to strong credit performance and a deliberate shift from short-term loan products to lower risk installment loans and line of credit products. Going forward, the Company’s charge-off rate is expected to align with its annualized average as opposed to its current quarter charge off rate.

Average Revenue per Member (ARPM) (1)

ARPM decreased to $26 during the three months ended December 31, 2017 compared to $37 during the same period last year. ARPM decreased to $109 during the year ended December 31, 2017 compared to $187 during the same period last year. The decrease in ARPM is mainly driven by a significant increase to our member base while we are still in early stages of ramping up our new products. As we continue to ramp up existing products and add additional products, we eventually expect this metric to increase.

Mogo Members (1)

The Company experienced accelerated member growth during the three months ended December 31, 2017, adding approximately 52,000 members which represents a 10.6% increase in net members, from previous quarter. Since December 31, 2016, there has been an increase of approximately 56.3% or 200,000 members. The continuous increase in our member base reflects increased brand awareness through our Postmedia marketing collaboration agreement and continuing adoption of the Company’s new and existing products.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three months and years ended December 31, 2017 and 2016:

($000s, except per share amounts)
	Three months ended		Years ended
	December 31		December 31
	2017	2016	2017	2016
Revenue	$13,331	$11,827	48,681	$49,870
Cost of revenue	4,223	4,061	15,872	19,161
Gross profit	9,108	7,766	32,809	30,709
Technology and development expenses	3,028	2,477	11,373	10,114
Customer service and operations expenses	1,772	1,743	7,265	7,230
Marketing expenses	2,285	1,257	6,854	6,724
General and administration expenses	2,814	2,382	10,289	10,335
Operating expenses	9,899	7,859	35,781	34,403
Income (loss) from operations	(791)	(93)	(2,972)	(3,694)
Funding interest expense	1,954	1,593	7,178	6,120
Corporate interest expense	2,059	1,555	7,503	6,260
Unrealized foreign exchange loss (gain)	75	152	(379)	(217)
Unrealized loss (gain) on derivative liability	1,234	8	2,207	(90)
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	13	-	195	-
Other financing (income) expenses	(24)	(174)	(64)	(182)
Provision (refund) for income taxes	(1)	-	(1)	1
Net loss after tax	(6,101)	(3,227)	(19,729)	(17,092)
Adjusted EBITDA(1)	1,002	1,059	2,480	95
Adjusted net loss (1)	(4,097)	(2,830)	(16,246)	(14,826)
Net loss per share Basic and fully diluted)	(0.33)	(0.18)	(1.07)	(0.94)

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Revenue

The following table summarizes revenue for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended December 31		Percentage	Years ended December 31		Percentage
	2017	2016	Change	2017	2016	Change

Loan fees	$4,119	$5,637	(27)%	$17,522	$25,943	(32)%
Loan interest	5,124	4,105	25%	18,187	15,593	17%
Subscription and fee based revenue	4,088	2,085	96%	12,972	8,334	56%
Revenue	13,331	11,827	13%	48,681	49,870	(2)%

Loan fees represent fees on our short term loan products, which generally have terms ranging from fourteen to thirty days. Loan interest represents interest on our long term loan products. Our long-term loans fall into two categories: line of credit accounts and installment loans. Subscription and fee based revenue includes MogoCard revenue, MogoMortgage brokerage commissions, loan protection premiums, account fees, MogoProtect subscription fees and other fees and charges.

The Company experienced a significant increase of 12.7% in revenue, from $11.8 million to $13.3 million during the three months ended December 31, 2016 and 2017, respectively. Total revenue for the year ended December 31, 2017 was $48.7 million, a marginal decline of 2.4% compared to the previous year. This is the result of a strategic shift in the Company’s product focus described below.

Loan fees decreased by 26.9% to $4.1 million from $5.6 million for the three months ended December 31, 2017 and 2016, respectively, and decreased by 32.5% to $17.5 million from $25.9 million for the years ended December 31, 2017 and 2016, respectively. The decrease in loan fees is the result of a deliberate shift away from short-term loan products.

Loan interest increased by 24.8% to $5.1 million from $4.1 million for the three months ended December 31, 2017 and 2016, respectively, and increased by 16.6% to $18.2 million from $15.6 million for the years ended December 31, 2017 and 2016, respectively. The increase in loan interest is a result of the Company’s strategic focus to grow its long-term loan products.

Subscription and fee based revenue significantly increased by 96.1% to $4.1 million from $2.1 million in the three months ended December 31, 2017 and 2016, respectively, and increased by 55.6% to $13.0 million from $8.3 million for the years ended December 31, 2017 and 2016, respectively. The increase in subscription and fee based revenue, which now represents 27% of total revenue, is due to an increased uptake of our broadening portfolio of products and solutions other than short-term and long-term loan products.

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Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

Provision for loan losses, net of recoveries	$2,932	$3,230	(9)%	$11,409	$15,683	(27)%
Transaction costs	1,291	831	55%	4,463	3,478	28%
Cost of revenue	4,223	4,061	4%	15,872	19,161	(17)%
As a percentage of revenue	32%	34%		33%	38%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. The cost of revenue for the three months ended December 31, 2017 was $4.2 million, a marginal decrease of 4.0% compared to the same period last year. The cost of revenue for the year ended December 31, 2017 was $15.9 million, a 17.0% decrease compared to the same period last year. The decrease in cost of revenue was mainly due to reduction in our loan loss provision. The cost of revenue as a percentage of revenue decreased from 34.3% to 31.7% and from 38.4% to 32.6% for the three months and year ended December 31, 2017 respectively, as compared to the corresponding periods last year.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions.

The loan loss provision decreased to $2.9 million from $3.2 million in the three months ended December 31, 2017 and 2016 respectively, reflecting the Company’s continued strong underwriting performance. The provision for loan losses as a percentage of revenue decreased from 27.3% to 22.0% and from 31.4% to 23.4% for the three months and year ended December 31, 2017 respectively, as compared to the corresponding periods last year. In addition to strong underwriting, the improvement in cost of revenue as a percentage of revenue is a result of an increase in other fee based product revenue that do not have associated capital at risk.

Transaction costs are a variable cost incurred with third-party vendors that relate directly to the acquisition and processing of new customers (excluding marketing costs) and include expenses such as payment processing fees, underwriting and credit scoring, loan system transaction fees, costs of the Company’s loan protection program and fees related to our MogoCard program. Transaction costs for the three months ended December 31, 2017 were $1.3 million, a 55.4% increase compared to the transaction costs of $0.8 million in same period last year. Transaction costs for the year ended December 31, 2017 were $4.5 million, a 28.4% increase from $3.5 million in the same period last year. The increase in transaction costs is due to growth in subscription and fee based revenue.

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Management’s Discussion and Analysis

Gross Profit

The following table summarizes the gross profit for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended December 31		Percentage	Years ended December 31		Percentage
	2017	2016	Change	2017	2016	Change

Gross Profit	$9,108	$7,766	17%	$32,809	$30,709	7%
Gross Profit %	68%	66%		67%	62%

Gross profit for the three months ended December 31, 2017 was $9.1 million, a 17.3% increase compared to the same period last year. Gross profit for the year ended December 31, 2017 was $32.8 million, a 6.8% increase compared to the same period last year. The improvement in gross profit for the three months and year ended December 31, 2017 is mainly due to a decrease in loan loss provision, partially offset by an increase in transaction costs. Gross profit as a percentage of revenue increased from 65.7% to 68.3% and from 61.6% to 67.4% for the three months and year ended December 31, 2017, respectively, as compared to the corresponding periods last year. This change is primarily driven by the decrease in provision for loan losses resulting from strong underwriting performance and an increase in subscription and fee based revenue as described above.

Technology and Development Expenses

The following table provides the technology and development expenses for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

Technology and development expenses	$3,028	$2,477	22%	$11,373	$10,114	12%
As a percentage of revenue	23%	21%		23%	20%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third-party data acquisition expenses, professional services, consulting costs, expenses related to the development of new products and technologies and maintenance of existing technology assets, amortization of capitalized software costs related to our technology platform and allocated overhead.

Technology and development expenses for the three months ended December 31, 2017 were $3.0 million, a 22.2% increase compared to the same period last year. Technology and development expenses for the year ended December 31, 2017 were $11.4 million, a 12.4% increase as compared to the same period last year. Technology and development expenses as a percentage of revenue increased from 20.9% to 22.7% and from 20.3% to 23.3% for the three months and year ended December 31, 2017, respectively, compared to the corresponding periods last year.

The increase was primarily attributable to an increase in amortization expense related to recently completed projects, and other non-capitalizable technology related expenses as we continue development of our fully digital financial services platform including further improvements to our customer experience and user interfaces, self-service capabilities, development and launch of new products and operational efficiencies.

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Management’s Discussion and Analysis

The capitalization of technology and development expenses was $1.3 million, a 7.3% decrease, and $5.1 million, an 18.5% decrease, for the three months and years ended December 31, 2017, respectively, as compared to the corresponding periods last year. The continuous spending on technology highlights the Company’s commitment to investing in its technology platform for future product and service improvements. Specific initiatives during the current year include: continuous investment in the development of our new MogoCard product, Android app, Liquid digital loan solution, MogoMortgage, MogoProtect and MogoCrypto. Moreover during the year ended December 31, 2017, the Company also managed to complete enhancements to its iOS mobile app and member account application program. As the Company’s new products are put into use, we are expecting a corresponding increase in our amortization cost.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform and customer experience.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

Customer Service and Operations expenses	$1,772	$1,743	2%	$7,265	$7,230	1%
As a percentage of revenue	13%	15%		15%	15%

Customer service and operations (“CS&O”) expenses consist primarily of salaries and personnel-related costs related to customer support and collections employees. Additional expenses include third-party expenses related to credit data sources, collections and allocated overhead.

CS&O expenses for the three months ended December 31, 2017 were $1.8 million, a 2.0% increase compared to the same period last year. CS&O expenses for the year ended December 31, 2017 were $7.3 million, approximately the same as the corresponding prior year period. CS&O expenses as a percentage of revenue decreased from 14.7% to 13.3% and increased from 14.5% to 14.9% for the three months and year ended December 31, 2017, respectively, as compared to the corresponding periods last year. These changes were primarily driven by the decrease in personnel-related cost partially offset by an increase in credit refresh costs related to our free monthly credit score product.

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Management’s Discussion and Analysis

Marketing Expenses

The following table provides the marketing expenses for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

Marketing expenses	$2,285	$1,257	82%	$6,854	$6,724	2%
As a percentage of revenue	17%	11%		14%	14%

Marketing expenses consist of salaries and personnel-related costs of our marketing employees, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), revenue share payments to Postmedia, public relations, promotional event programs, corporate communications, and allocated overhead.

Marketing expenses for the three months ended December 31, 2017 were $2.3 million, an 81.8% increase as compared to the same period last year. Marketing expenses for the year ended December 31, 2017 were $6.9 million, a marginal increase of 1.9% compared to the same period last year. The increase in marketing expenses for the three months ended December 31, 2017 was to support search engine optimization, the launch of MogoProtect, and the Company’s resumed focus on loan growth.

Under the marketing collaboration agreement with Postmedia, the Company is able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across

Canada. The agreement requires the Company to pay Postmedia a performance-based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million subject to certain adjustments. Mogo also paid a set-up fee in the amount of $1.17 million and issued Postmedia a five-year warrant to acquire up to 1,196,120 common shares of the Company for a subscription price of $1.2 million. Of the total marketing expenses, $0.6 million and $2.0 million related to performance based revenue-share payments to Postmedia, amortization of Postmedia set-up fee and amortization of the fair value of Postmedia warrants for the three months and year ended December 31, 2017 respectively.

Marketing expenses as a percentage of revenue increased to 17.1% from 10.6% and remained approximately the same for the three months and the year ended December 31, 2017, respectively, as compared to the corresponding periods last year. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia as well as investing additional resources in other third-party marketing channels which we believe will enhance our overall marketing effectiveness.

General and Administration Expenses

The following table provides the general and administration expenses for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

General and administration expenses	$2,814	$2,382	18%	$10,289	$10,335	0%
As a percentage of revenue	21%	20%		21%	21%

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Management’s Discussion and Analysis

General and administration expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, funding, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal, occupancy, other corporate expenses and travel.

General and administration expenses for the three months ended December 31, 2017 were $2.8 million, an 18.1% increase compared to the same period last year. General and administration expenses for the years ended December 31, 2016 and 2017 were $10.3 million. As a percentage of revenue, general and administration expenses increased from 20.1% to 21.1% and from 20.7% to 21.1% for the three months and year ended December 31, 2016 and 2017, respectively. The increase observed in the fourth quarter of 2017 is primarily attributable to an increase in stock compensation costs.

General and administration expenses include stock compensation costs related to administration personnel. Stock compensation cost included in general and administration expenses increased to $0.6 million from $0.2 million and $0.9 million from $0.7 million for the three months and year ended December 31, 2017 as compared to the corresponding periods last year. Excluding the stock compensation expenses, general and administration expenses for the three months and year ended December 31, 2017 was $2.2 million, or 17.8% of revenue and $9.4 million, or 19.3% of revenue, respectively.

Funding Interest Expense

The following table provides a breakdown of funding interest expense for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

Funding interest expense - Credit facility- Liquid	$908	$579	57%	$3,104	$2,268	37%
Funding interest expense - Credit facility- ST/Other	1,046	1,014	3%	4,074	3,852	6%
Total funding interest expense	1,954	1,593	23%	7,178	6,120	17%
As a percentage of revenue	15%	14%		15%	12%

Funding interest expense relates to the costs incurred in connection with the credit facilities used to fund our lending activities, including interest expense, fees, and amortization of deferred financing costs.

Funding interest expense for the three months ended December 31, 2017 was $2.0 million, a 22.7% increase as compared to the same period last year. Funding interest expenses for the year ended December 31, 2017 was $7.2 million, an increase of 17.3% as compared to the same period last year. Funding interest expense as a percentage of revenue increased from 13.5% to 14.7% and from 12.3% to 14.7% for the three months and year ended December 31, 2017 respectively, as compared to the corresponding periods last year, due to increased usage of the credit facilities as a result of the growth of our gross loans receivable long-term(1) portfolio.

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Management’s Discussion and Analysis

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

Corporate interest expense	$2,059	$1,555	32%	$7,503	$6,260	20%
Unrealized foreign exchange (gain) loss	75	152	(51)%	(379)	(217)	75%
Unrealized loss (gain) on derivative liability	1,234	8	n/a	2,207	(90)	n/a
Store closure and related (recovery) expenses	-	-	n/a	118	1,506	(92)%
One-time non-recurring expenses	13	-	n/a	195	-	n/a
Other financing (income) expense	(24)	(174)	(86)%	(64)	(182)	(65)%
Total other expense	3,357	1,541	118%	9,580	7,277	32%
As a percentage of revenue	25%	13%		20%	15%

The total other expense as a percentage of revenue increased from 13.0% to 25.2% and increased from 14.6% to 19.7% for the three months and year ended December 31, 2017, respectively, as compared to the corresponding periods last year.

Corporate interest expense consists of interest expense and amortization of deferred debt financing costs incurred on our non-convertible debentures, and interest expenses and accretion of our newly issued convertible debentures. The corporate interest expense for the three months ended December 31, 2017 was $2.1 million, a 32.4% increase as compared to the same period last year. The corporate interest expenses for the year ended December 31, 2017 was $7.5 million, an increase of 19.9% as compared to the same period last year. The increase in corporate interest expense is related to interest accrued on our newly issued convertible debentures.

Our presentation and functional currency is in Canadian (CAD) dollars. Our operations are based in Canada and we derive all of our revenue in CAD dollars. Unrealized foreign exchange gains and losses are primarily associated with the translation of our $4.8 million United States dollar denominated debentures. The Company recognized unrealized foreign exchange loss of $0.1 million and $0.2 million for the three months ended December 31, 2017 and 2016 respectively. The Company recognized unrealized foreign exchange gain of $0.4 million and $0.2 million for the years ended December 31, 2017 and 2016 respectively.

The unrealized gains and losses on derivative liability, a non-cash item, are related to the warrants issued to our lender. During 2016, we issued a further 500,000 warrants to our lender. These warrants are revalued at each reporting period using the Black-Scholes option pricing model, which require inputs including the Company’s current stock price, volatility, the prevailing risk free interest rate, and expected life of the warrants. The change in any of the inputs will change the fair value of liability resulting in an unrealized gain or loss recorded in the consolidated statement of loss. The change in unrealized (gain) losses during the three months and year ended December 31, 2017, is primarily due to a change in the Company’s share price as compared to the corresponding prior year periods. For further details, refer to note 22(c) of the audited annual consolidated financial statements.

Store closure and related expenses represents the provision for the closure of eight legacy retail stores to align operations with the Company’s strategic goal of building the leading digital financial brand in Canada. Additionally, during the year ended December 31, 2017, the Company relocated one of its offices, and recorded a liability associated with lease termination in the amount of $0.1 million.

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Management’s Discussion and Analysis

Net loss, Adjusted EBITDA(1), Adjusted net loss(1), Basic and fully diluted loss per share

The following table provides the summary of net loss before tax, adjusted EBITDA, adjusted net loss, and loss per share for the three months and years ended December 31, 2017 and 2016:

($000s, except percentages)
	Three months ended			Years ended
	December 31		Percentage	December 31		Percentage
	2017	2016	Change	2017	2016	Change

Net loss before tax	$(6,101)	$(3,227)	89%	$(19,729)	$(17,091)	15%
Adjusted EBITDA(1)	1,002	1,059	(5)%	2,480	96	2,483%
Adjusted net income (loss) (1)	(4,097)	(2,976)	38%	(16,246)	(14,825)	10%
Basic and fully diluted loss per share	(0.33)	(0.18)	83%	(1.07)	(0.94)	14%

Net loss before tax for the three months ended December 31, 2017 was $6.1 million, an 89.1% increase as compared to the same period last year. The net loss for the years ended December 31, 2017 was $19.7 million, an increase of 15.4% as compared to the same period last year.

Adjusted EBITDA(1) for the three months ended December 31, 2017 was $1.0 million, a decline of $0.1 million compared to the same period last year. Adjusted EBITDA(1) for the year ended December 31, 2017 was $2.5 million, an improvement of $2.4 million compared to the same period last year.

The adjusted net income (loss)(1) for the three months ended December 31, 2017 was ($4.1) million, a 37.7% increase compared to the same period last year. The adjusted net income (loss)(1) for the year ended December 31, 2017 was ($16.2) million, an increase of 8.5% as compared to the same period last year.

Key Balance Sheet Components

The following table provides the key balance sheet components:

($000s)		As at
	December 31, 2017	December 31, 2016

Cash	$40,560	$18,624
Net loans receivable	73,460	61,875
Total assets	134,703	99,027
Credit facilities	57,110	45,943
Debentures	39,680	40,092
Convertible debentures	12,864	-
Total liabilities	120,908	93,325

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Management’s Discussion and Analysis

Loans Receivable

The following table provides a breakdown of loans receivable:

($000s)		As at
	December 31, 2017	December 31, 2016

Gross loans receivable – short-term(1)	$9,061	$12,026
Gross loans receivable – long-term(1)	71,833	57,160
Gross loans receivable	80,894	69,186
Allowance for loan losses	(7,434)	(7,311)
Net loans receivable	73,460	61,875

Gross loans receivable is an IFRS measure the Company uses to assess its asset growth and capital efficiency. We consider the growth in gross loans receivable to be a significant element of the Company’s performance as it increases our revenue generating assets and represents a growing customer base to which the Company can market additional products that leverage its digital platform. One of our strategies is to grow our long-term loan portfolio as it not only drives interest revenue in the current period, but more importantly builds a longer term revenue stream as these loans remain outstanding longer. Growth in gross loans receivable is driven by several factors including an increase in the number of customers and an increase in the average loan amount.

Net loans receivable was $73.5 million as at December 31, 2017, an increase of $11.6 million compared to $61.9 million as at December 31, 2016, and represents the largest quarter on quarter growth since December 31, 2015. The increase is a result of our resumed focus on growing our loan portfolio. The gross loans receivable – long-term portfolio was approximately $71.8 million, an increase of $14.7 million or 25.6% compared to the balance as at December 31, 2016. Gross loans receivable – long-term represented 88.8% of the total gross loans receivable as at December 31, 2017, up from 82.6% as at December 31, 2016. Overall increase is primarily driven by growth in our long-term loan products, which is offset by a deliberate shift away from our short-term loan products.

The following table provides the breakdown of loans receivable by geographic distribution:

($000s, except percentages)	As at
	December 31, 2017					December 31, 2016
	AB	BC	ON	Others	Total	AB	BC	ON	Total

Gross loans receivable	$10,428	$14,393	$55,228	$845	$80,894	$10,065	$11,800	$47,321	$69,186
% of total gross loans receivables	13%	18%	68%	1%	100%	15%	17%	68%	100%

Outstanding loans receivable originated in Ontario remains the major portion of our total gross loans receivable portfolio. The outstanding loans receivable originated in Alberta, as a percentage of total loans receivable decreased from 14.5% as at December 31, 2016 to 12.9% as at December 31, 2017. The decrease in loans outstanding in Alberta is offset by the increase in British Columbia and Other provinces, resulting in an overall growth of the portfolio. During the year ended December 31, 2017, the Company expanded into New Brunswick, Newfoundland, Prince Edward Island and Manitoba, and originations in these provinces are included in Others.

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Reconciliation of allowance for loan losses as at December 31, 2017 and 2016 is as follows:

($000s)		As at
	December 31, 2017	December 31, 2016

Allowance for loan losses, beginning of year	$7,311	$6,567
Provision for loan losses	13,343	16,988
Loans charged-off	(13,220)	(16,244)
Allowance for loan losses, end of year	7,434	7,311

The allowance for loan losses was $7.4 million as at December 31, 2017, up from $7.3 million as at December 31, 2016. The allowance for loan losses is reported on the Company’s balance sheet and is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses inherent in our loan portfolio. Refer to the Critical Accounting Policy section for the Company’s methodology for calculating the allowance for loan losses.

An aging analysis of the loans receivable portfolio as at December 31, 2017 and 2016 is as follows:

($000s, except percentages)				As at
	December 31, 2017	% of Total	December 31, 2016	% of Total

Not past due	$73,965	91%	$61,648	89%
1 to 30 days past due	1,546	2%	1,338	2%
31 to 60 days past due	1,296	2%	1,205	2%
61 to 90 days past due	1,183	1%	1,223	2%
91 to 180 days past due	2,904	4%	3,772	5%
Gross loans receivable	80,894	100%	69,186	100%
Allowance for loan losses	(7,434)		(7,311)
Net loans receivable	73,460		61,875

The Company assesses its allowance for loan losses at each reporting date. In determining the allowance for estimated losses on its loans receivable portfolio, the Company applies a systematic methodology. Outstanding loans are divided into discrete groups of short-term loans and long-term loans, with long-term loans being further divided into line of credit accounts and installment loans, and are analyzed as current or delinquent. Increases in the provision for loan losses, net of recoveries are recorded as a cost of revenue in the consolidated statements of income.

The Company fully reserves and charges off consumer loans once the loan or a portion of the loan has been classified as delinquent for 180 consecutive days. Loans classified as delinquent generally have an age of 1 to 179 days from the date any portion of the loan became delinquent, as defined above. Recoveries on loans previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

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Management’s Discussion and Analysis

Credit Facilities
($000s)		As at
	December 31, 2017	December 31, 2016

Credit Facility – Liquid	$28,558	$20,798
Credit Facility – ST	-	25,145
Credit Facility – Other	28,552	-
Total Credit Facility outstanding balance	57,110	45,943

The Credit Facility Liquid consists of a term loan up to a maximum of $50 million that matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2017 was $29.4 million (December 31, 2016 – $22.0 million) with unamortized deferred financing costs of $0.9 million (December 31, 2016 – $1.2 million) netted against the amount owing.

On September 25, 2017, the Company finalized a new senior secured credit facility of up to $40 million (“Credit Facility – Other”), which was used to repay and replace Mogo’s previous $30 million “Credit Facility – ST” entered into on February 24, 2015. This transaction resulted in the extinguishment of the Credit Facility – ST. The Credit Facility – Other matures on July 2, 2020, compared to the maturity date of July 2, 2018 under the previous facility. The amount drawn on the new facility as at December 31, 2017 was $28.7 million (December 31, 2016 – $nil) with unamortized deferred financing costs of $0.2 million (December 31, 2016 – $nil) netted against the amount owing. The new facility will bear interest at a variable rate of LIBOR plus 12.50% (with a LIBOR floor of 2.00%), a decrease from the variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%) under the previous facility. If Credit Facility - Other is increased beyond $40 million, the incremental portion of the facility will have a variable rate of LIBOR plus 11.00% (with a LIBOR floor of 2.00%). Consistent with the previous facility, there is a 0.33% fee on the available but undrawn portion of the facility, up to $40 million.

Both credit facilities are subject to certain covenants and events of default. The Company is in compliance with these covenants.

Debentures

($000s)		As at
	December 31, 2017	December 31, 2016

Debentures	$39,680	$40,092

We have subordinated debentures that were historically used to finance the operations of our business including much of our loans receivable. The debentures require interest-only payments bearing annual interest rates ranging between 12.0% and 18.0% (December 31, 2016 – 12.0% and 18.0%) with principal amounts maturing at various periods through to December 23, 2021.

The debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – Other or July 2, 2020, being the maturity date of the Credit Facility – Other. In the event that the Credit Facility – Other is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then $17.0 million of the balance currently reported as repayable in 2020 will be repaid in 2018, $17.1 million in 2019 and $4.5 million will be repaid prior to July 2, 2020.

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Management’s Discussion and Analysis

The following table sets out our debentures as of December 31, 2017:

	Balance as at December 31, 2017	Maturity Dates	Annual Interest Rates
Series A	$19,974	07/02/2020	From 14.5% to 15.0%
Series B	$1,893	07/02/2020	From 13.5% to 14.0%
Series C	$1,023	07/02/2020	13.0%
Series D	$77	07/02/2020	12.0%
Series E	$150	07/02/2020	15.0%
Series F	$300	07/02/2020	18.0%
Series AA	$2,981	07/02/2020	16.0%
Series BB	$1,723	From 07/02/2020 to 03/01/2021	From 15.0% to 17.0%
Series CC	$7,923	07/02/2020	From 13.0% to 18.0%
Series EE	$1,285	07/02/2020	15.0%
Series FF	$170	07/02/2020	14.0%
Series 1C	$2,181	07/02/2020	14.0%
	$39,680

Convertible debentures

($000s)		As at
	December 31, 2017	December 31, 2016

Convertible debentures	$12,864	-

On June 6, 2017, the Company issued 10% convertible debentures of $15.0 million aggregate principal amount at a price of $1,000 per debenture. The interest is payable semi-annually on November 30 and May 31. The convertible debentures are subordinated to the existing Credit Facilities, but senior to all other secured and subordinated indebtedness, and are secured by the assets of the Company. The maturity date of the convertible debentures is June 6, 2020.

On the date of issuance, the gross proceeds of $15.0 million were first allocated to the debt component of the convertible debentures by discounting the future principal and interest payments at the prevailing interest rate at the date of issuance for a similar non-convertible debt instrument. The difference between gross proceeds and the debt component, or residual value, was then allocated to contributed surplus within shareholders’ equity. Transaction costs were allocated to the debt and equity components on a pro-rata basis, and amortized as a component of accretion of the convertible debenture.

Principal and interest is payable in cash or, at the Company’s option, subject to certain conditions, in common shares of the Company. The convertible debentures may, at the option of the holder, be converted to common shares of the Company at any time before the maturity date at a price of $5.00 per common share. Prior to the maturity date, when certain conditions are met, the Company has the option to convert all or a portion of the convertible debentures to common shares.

During the three months ended December 31, 2017, of $15.0 million aggregate principal amount, the Company has converted debentures worth $0.1 million into the Company’s common share and has adjusted related liability and equity portion accordingly. Subsequent to December 31, 2017, the Company has converted further debentures worth $2.0 million.

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Management’s Discussion and Analysis

Transactions with Related Parties

The significant related-party transactions that occurred during the three months and year ended December 31, 2017 were transactions with debenture holders that incur interest. Interest incurred on related party debenture balances during the three months and year ended December 31, 2017 approximately remain same at $0.1 million and $0.3 million compared to same period of last year. Debenture balances include $3.1 million due to related parties, as at December 31, 2017 ($2.6 million as at December 31, 2016). The related parties involved in such transactions were (i) members of the family of Praveen Varshney, a director of the Company, and entities which are directly or indirectly controlled by Mr. Varshney or members of his family; (ii) members of the family of Gregory Feller, a director and officer of the Company, and entities which are directly or indirectly controlled by members of Mr. Feller’s family; and (iii) members of the family of David Feller, a director and officer of the Company and entities which are directly or indirectly controlled by members of his family. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. These debentures are contractually obligated to be paid on the maturity date.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources. The Company’s only off-balance sheet arrangements consist of operating leases entered into in the ordinary course of business.

Summary of Annual Results

The following table sets forth a summary of selected financial data derived from our financial statements for each of the three most recently completed financial years:

($000s, except percentages and per share amounts)
	Years Ended			Percentage	Percentage
	December 31,			change 2017	change 2016
	2017	2016	2015	vs 2016	vs 2015

Revenue	$48,681	$49,870	$43,532	(2)%	15%
Net loss after tax	(19,729)	(17,092)	(21,351)	15%	(20)%
Net loss per common share	(1.07)	(0.94)	(1.63)	14%	(42)%
(Basic and fully diluted)
Total assets	134,703	99,027	107,342	36%	(8)%
Total liabilities	120,908	93,325	87,317	30%	7%

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except percentages, per share amount and ARPM)
	2017				2016
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Income Statement Highlights
Revenue	$13,331	$12,579	$11,490	$11,281	$11,827	$12,612	$12,699	$12,732
Subscription and fee based revenue	4,088	3,708	2,807	2,369	2,085	2,309	2,110	1,829
Cost of revenue	4,223	4,012	3,814	3,823	4,061	5,011	5,168	4,921
Gross profit	9,108	8,567	7,676	7,458	7,766	7,601	7,532	7,811
Operating expenses	9,899	8,865	8,703	8,314	7,859	8,011	9,052	9,481
Loss from operations	(791)	(298)	(1,027)	(856)	(93)	(410)	(1,521)	(1,670)
Funding interest expense	1,954	1,935	1,683	1,606	1,593	1,589	1,499	1,439
Net loss before tax	(6,102)	(3,717)	(5,330)	(4,581)	(3,227)	(3,577)	(4,634)	(5,654)

Per Share Highlights
Net Loss per common share (Basic and fully diluted)	(0.33)	(0.20)	(0.29)	(0.25)	(0.18)	(0.20)	(0.25)	(0.31)

Non-IFRS Financial Measures
Contribution(1)	5,382	4,898	4,175	3,911	4,430	4,236	4,367	4,327
Contribution margin(1)	40%	39%	36%	35%	38%	34%	34%	34%
Adjusted EBITDA(1)	1,002	1,014	207	257	1,059	518	(518)	(963)
Adjusted net loss (1)	(4,097)	(4,105)	(4,251)	(3,793)	(2,977) (2)	(3,347)	(4,218)	(4,430)
Charge-off rate(1)	13%	15%	16%	20%	21%	23%	22%	19%
Average revenue per member(1) (ARPM in $)	26	27	28	30	37	49	59	65

($000s)	As at
	2017				2016
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Balance Sheet Highlights
Net loans receivable	$73,460	$67,669	$62,647	$60,774	$61,875	$63,187	$63,017	$62,698
Total Assets	134,703	106,954	107,558	96,178	99,027	103,523	104,459	107,620
Total Liabilities	120,908	113,054	110,187	94,766	93,325	94,894	92,516	91,472

(1)	For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	The Company slightly revised its Adjusted Net Income (loss) for the fourth quarter and year ended December 31, 2016 to $2.98 million and $14.98 million, from the previously published $2.83 million and $14.83 million, respectively, to reflect the addition of a non-recurring, non-operating expense of $0.15 million during Q4 2016.

24 | Page

Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of the IPO which raised $50 million in 2015, subsequent issuance of common shares, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market condition and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures discussed below as they become due and payable.

Use of proceeds:

Issuance of common shares

On December 28, 2017, the Company issued 3.8 million common shares at $7 per shares and realizing net proceeds of $24.4 million. Net proceeds from the Offering will be used to fund the enhancement of the Company's existing digital platform and products, and the research and development of new products. The Company also intends to use the net proceeds for working capital and other general corporate purposes.

Convertible debentures

We issued $15.0 million in convertible debentures in June of 2017, realizing net proceeds of approximately $13.4 million. The Company intends to use the net proceeds from the offering to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are primarily funded using two credit facilities with Fortress, with a portion of each loan funded by the Company. The net proceeds of the offering are expected to be used to satisfy the Company funded portion of each new loan.

However there may be circumstances where, for sound business reasons, a reallocation of proceeds may be deemed prudent or necessary. For example, some portion of the net proceeds could be used to fund strategic acquisition opportunities in order to accelerate one or more of the Company’s existing products and/or add additional products that complement its consumer facing digital platform, should any such opportunities arise.

To date, we have utilized $8.3 million in investment in loans receivable.

Initial public offering (“IPO”)

The Company completed its $50 million initial public offering (“IPO”) in June of 2015, realizing net proceeds of approximately $45.4 million. In our IPO prospectus, we stated our intention to use the net proceeds from the IPO as follows; $15.5 million to fund the portion of our loans receivable not funded by our credit facility; $4.5 million to fund technology and development expenses; and $10.0 million for general and administration expenses and expenses related to customer service, operations and marketing. The remaining net proceeds were expected to be used for balance sheet strength, working capital, general corporate purposes and selective acquisitions of, or investments in, new products, technologies and businesses that expanded, complemented or were otherwise related to Mogo’s business.

To date, we have utilized approximately all of our net proceeds from our IPO, with approximately $30.7 million being used in investment in loans receivable and the remaining $14.7 million invested in our platform through technology and development. Since the IPO, we have generated positive cash flow from operations before investment in loans receivable and all operating expenses, including interest expenses, have been funded internally rather than through use of the proceeds of the IPO.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months and years ended December 31, 2017 and 2016:

($000s)
	Three months ended		Years ended
	December 31		December 31
	2017	2016	2017	2016

Cash provided by (used in) operating activities before investment in loans receivable	$1,368	$1,104	$3,569	$4,358
Cash invested in loans receivable	(9,234)	(2,322)	(24,927)	(17,095)
Cash used in operating activities	(7,866)	(1,218)	(21,358)	(12,737)
Cash used in investing activities	(1,279)	(1,493)	(5,421)	(7,336)
Cash provided by financing activities	30,586	(763)	48,715	6,973
Net increase (decrease) in cash for the period	21,441	(3,474)	21,936	(13,100)

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and fee based revenue as well as the servicing and funding of our loan products, including payment of associated direct costs and receipt of associated fees, offset by customer repayments of these short-term and long-term loans.

Cash provided by (used in) operating activities was ($7.9) million and ($21.4) million, for the three months and year ended December 31, 2017 respectively. Included in these amounts were net cash investments in loans receivable of $9.2 million and $24.9 million for the three months and year ended December 31, 2017, respectively. If these net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash flow provided by (used in) operating activities would be $1.4 million and $3.6 million during the three months and year ended December 31, 2017. This represents an increase of $0.3 million and a decrease of $0.8 million from the respective three months and year ended December 31, 2016, which is mainly attributable to differences in timing of changes in working capital. The overall increase in cash used in operating activities to $7.9 million in the three months ended December 31, 2017 from $1.3 million in the three month ended December 31, 2016 is primarily due to cash invested in the growth of our loan portfolio.

Cash provided by (used in) investing activities

Our investing activities have consisted primarily of purchases of property equipment and software and capitalized software development cost. Purchases of property, equipment and software and capitalized software development costs may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal-use technology.

For the three months ended December 31, 2017 cash used for the purchase of property and equipment and investment in software was $1.3 million, a decrease of $0.2 million from the same period of 2016, whereas for year ended December 31, 2017 cash used for the purchase of property and equipment and investment in software was $5.4 million, a decrease of $1.9 million from the same period of 2016. We expect to continue to invest in additional property and equipment and invest in additional internal-use software to support the growth in our customer base and the continued build out of our digital technology platform and new products.

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Management’s Discussion and Analysis

Cash provided by (used in) financing activities

Our financing activities have consisted primarily of the issuance of our common shares, debentures and borrowings from the credit facilities.

Cash provided by financing activities for the three months ended December 31, 2017 was $30.6 million, an increase of $31.3 million compared to the same period in 2016, primarily due to advances from credit facilities to fund loan originations and proceeds pursuant to shares issued under bought deal arrangement. For the year ended December 31, 2017, cash provided by financing activities was $48.7 million, an increase of $41.8 million compared to the same period in 2016. The increase is mainly due to issuance of convertible debentures during the second quarter of 2017 and proceeds pursuant to shares issued under bought deal arrangement during December 2017.

Contractual Obligations

The following table illustrates the contractual obligations as at December 31, 2017, including commitments relating to leasing contracts:

($000s)
	2018	2019	2020	2021	2022	Thereafter

Commitments
Estimated lease payments	$1,224	$1,155	$683	$85	$85	$255
Accounts payable	7,468	-	-	-	-	-
Credit Facility Liquid	-	-	-	28,552	-	-
Credit Facility Other	-	-	-	28,558	-	-
Debentures	-	-	-	39,180	500	-
Convertible debentures	-	-	-	12,864	-	-
Total contractual obligations	8,692	1,155	683	109,239	585	255

The following table illustrates the contractual obligations as at December 31, 2016, including commitments relating to leasing contracts:

($000s)
	2017	2018	2019	2020	2021	Thereafter

Commitments
Estimated lease payments	$1,418	$1,234	$1,077	$608	$85	-
Accounts payable	5,594	-	-	-	-	-
Credit Facility Liquid	-	-	-	22,017	-	-
Credit Facility ST	-	25,319	-	-	-	-
Debentures	-	21,532	17,135	925	500	-
Total contractual obligations	7,012	48,085	18,212	23,550	585	-

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

As of March 6, 2018, our authorized capital consists of an unlimited number of common shares without par value. On September 15, 2017, the Company created a new class of preferred shares, issuable in one or more series. As of March 6, 2017, no preferred shares have been issued.

Changes in the number of common shares, options, restricted share units and deferred shares units outstanding during 2017 and the outstanding balances as at March 6, 2018 are as follows:

		Net issued		Net issued
	Number	(grants,	Number	(grants,	Number
	outstanding	repurchases,	outstanding at	repurchases,	outstanding
	at December	cancellations	December 31,	cancellations	at March 6,
Class of Security	31, 2016	and exercises)	2017	and exercises)	2018
Common Shares	18,280	3,995	22,275	400	22,675
Stock Options	2,302	797	3,099	(1)	3,098
Restricted Share Units	145	-	145	-	145
Common share purchase warrants	1,878	(98)	1,780	-	1,780

Our outstanding common shares increased by approximately 4.0 million shares during year ended December 31, 2017 as a result of the conversion of 0.04 million restricted share units, 3.8 million shares issued pursuant to equity financing, 0.1 million shares issued on account of conversion of convertible debentures and shares in lieu of accrued interest on convertible debentures and the exercise of 0.06 million stock options. Between January 1, 2018 and March 6, 2018, we issued an additional 0.4 million shares on account of conversion of convertible debentures.

Our outstanding stock options increased by 0.8 million during the year ended December 31, 2017 as a result of the grant of 1.0 million options, less the expiry without exercise of 0.1 million stock options and the exercise of 0.1 million stock options.

Our outstanding restricted share units remain the same after grant of 0.07 million units offset by 0.03 million restricted share units that expired without conversion and 0.04 million restricted share units converted into common shares.

Our share purchase warrants decrease by 0.1 million to 1.8 million warrants, as the warrants expired unexercised.

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in our financial statements.

The Company acts as a lender and has little concentration of credit risk with any particular individual, company or other entity relating to these services, however the Company is subject to a higher level of credit risk due to the credit constrained nature of many of the Company’s customers and in circumstances in which they do not comply with the Company’s policies and procedures. The credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs ongoing credit evaluations, aging of loans receivable, payment history and allows for uncollectible amounts when determinable.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company evaluates the concentration of risk with respect to customer loans receivable as low, as its customers are located in several jurisdictions and operate independently. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

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Management’s Discussion and Analysis

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company currently does not actively hedge foreign currency risk and transacts in foreign currencies on a spot basis. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars.

($000s)		As at
	December 31, 2017	December 31, 2016

Cash	$171	$65
Debentures	4,770	4,870

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its Credit Facilities that bears interest that fluctuates with LIBOR. As at December 31, 2017, LIBOR was 1.5% (December 31, 2016 0.77%). Credit Facility - Liquid has a LIBOR floor of 1.5% and Credit Facility - Other has a LIBOR floor of 2.0%. For credit facility-Liquid a 0.50 basis points increase in LIBOR would increase funding interest expense by $0.1 million. The debentures (convertible and non-convertible) have fixed rates of interest.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our annual information form dated March 6, 2018 for the year ended December 31, 2017 and elsewhere in this MD&A.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Contribution, contribution margin, adjusted EBITDA, adjusted net income (loss), cash provided by (used in) operating activities before investment in gross loans receivable, charge-off rate, average revenue per member, Mogo members, and gross loans receivable (short-term and long-term) are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

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Management’s Discussion and Analysis

We use non-IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non-IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non-IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as revenue less transaction expenses, provision for loan losses, net of recoveries, funding interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Contribution and contribution margin have varied from period to period and have generally increased over time. Factors that affect our contribution and contribution margin include revenue mix, transaction costs and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except percentages)
	Three months ended		Years ended
	December 31		December 31
	2017	2016	2017	2016

Loss before income taxes	$(6,102)	$(3,227)	$(19,730)	$(17,091)
Technology and development expenses	3,028	2,477	11,373	10,114
Marketing expenses	2,285	1,257	6,854	6,724
General and administration expenses	2,814	2,382	10,289	10,335
Corporate interest expense	2,059	1,555	7,503	6,260
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	13	-	195	-
Other financing (income) expenses	(24)	(174)	(64)	(182)
Unrealized foreign exchange loss (gain)	75	152	(379)	(217)
Unrealized loss (gain) on derivative liability	1,234	8	2,207	(90)
Contribution	5,382	4,430	18,366	17,359

Revenue	13,331	11,827	48,681	49,870
Contribution Margin	40%	38%	38%	35%

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as loss before income taxes excluding depreciation and amortization, stock based compensation expense, non-recurring non-operating expenses, funding interest expense, corporate interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. This measure differs from contribution in that adjusted EBITDA includes additional operating costs, such as general and administration expenses and marketing, but excludes funding interest costs.

The following table presents a reconciliation of adjusted EBITDA to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)
	Three months ended		Years ended
	December 31		December 31
	2017	2016	2017	2016

Loss before income taxes	$(6,102)	$(3,227)	$(19,730)	$(17,091)
Depreciation and amortization	1,086	741	4,045	2,541
Stock-based compensation	683	237	1,343	1,067
Funding interest expense	1,954	1,593	7,178	6,120
Corporate interest expense	2,059	1,555	7,503	6,260
Unrealized foreign exchange loss (gain)	75	152	(379)	(217)
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	13	-	195	-
Unrealized loss (gain) on derivative liability	1,234	8	2,207	(90)
Adjusted EBITDA	1,002	1,059	2,480	96

Adjusted Net Income (Loss)

Adjusted net income (loss) is a non-IFRS financial measure that we calculate as loss before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and non-recurring non-operating expenses. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net income (loss) includes depreciation and amortization, funding interest expense and corporate interest expense so is a more complete picture of the company’s overall performance.

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Management’s Discussion and Analysis

The following table presents a reconciliation of adjusted net income (loss) to loss before income taxes, the most comparable IFRS financial measure for each of the periods indicated:

($000s)
	Three months ended December 31		Years ended December 31
	2017	2016	2017	2016

Loss before income taxes	$(6,102)	$(3,227)	$(19,730)	$(17,091)
Stock-based compensation	683	237	1,343	1,067
Unrealized foreign exchange (gain) loss	75	152	(379)	(217)
Store closure and related expenses	-	-	118	1,506
One-time non-recurring expenses	13	(147)	195	(147)
Unrealized loss (gain) on derivative liability	1,234	8	2,207	(90)
Adjusted net loss	(4,097)	(2,977)	(16,246)	(14,972)

Cash Provided by (Used in) Operating Activities before Investment in Gross Loans Receivable

Cash provided by (used in) operating activities before investment in gross loans receivable is calculated as excluding net cash used in loans investment from net cash used in operating activities. We consider cash provided by (used in) operating activities before investment in gross loans receivable to be a useful measure for understanding the cash flow generated by (or used in) our operating activities excluding our investment in loans receivable on our balance sheet. Specifically, as we continue to grow our loan receivables we expect to continue to invest significant capital in this asset on our balance sheet. However, we think it is also important for investors to understand and track the point at which our operations (excluding this investment) are generating positive cash flow so that we will be required to draw less cash from our credit facilities and cash balances to fund this investment.

The following table presents a reconciliation of cash provided by (used in) operating activities before investment in gross loans receivable, the most comparable IFRS financial measure for each of the period indicated:

($000s)
	Three months ended		Years ended
	December 31		December 31
	2017	2016	2017	2016

Net cash used in operating activities	$(7,866)	$(1,218)	$(21,358)	$(12,737)
Increase in loans receivable	(9,234)	(2,322)	(24,927)	(17,095)
Cash provided by (used in) operations before investment in loans receivable	1,368	1,104	3,569	4,358

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

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Management’s Discussion and Analysis

The following table presents a reconciliation of charge-off rate to gross loans receivable, the most comparable IFRS financial measure for each of the periods indicated:

($000s)
	Three months ended		Years ended
	December 31		December 31
	2017	2016	2017	2016

Charge-off net of recoveries	$2,546	$3,719	$11,286	$14,939
Gross loans receivable - opening balance	74,718	70,988	69,186	68,335
Gross loans receivable - ending balance	80,894	69,186	80,894	69,186
Simple average of the Gross loans receivable - opening/ending balance	77,806	70,087	75,040	68,761
Charge-off rate (annualized)	13%	21%	15%	22%

Average Revenue per Member

ARPM is a non-IFRS financial measure that we calculate as the total revenue during a period divided by the average number of Mogo members in the period. ARPM measures the revenue that each Mogo member contributed during the reported period. We believe the ARPM is one of the key drivers of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table presents a reconciliation of average revenue per member to revenue, the most comparable IFRS financial measure for each of the periods indicated:

($000s, except Mogo members and ARPM)
	Three months ended		Years ended
	December 31		December 31
	2017	2016	2017	2016

Revenue	$13,331	$11,827	$48,681	$49,870
Number of Mogo members opening (000s)	492	292	348	186
Number of Mogo members ending (000s)	544	348	544	348
Simple average of numbers of Mogo Members (000s)	518	320	446	267
Average revenue per member (ARPM in $)	$26	$37	$109	$187

Mogo Members

Mogo Members is not a financial measure. Mogo Members refers to the number of individuals who have signed up for one or more of our products and services including: consumer loans, prepaid visa card, mortgage, free credit score with free monthly credit score monitoring, unique content, or events. We no longer consider an individual to be a Mogo Member if they have not used or engaged with any of our products or services in the last 12 months. Customers are Mogo Members who have accessed one of our loan products, the MogoCard, or the MogoMortgage. Management believes that the size of our Mogo Member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo Members will continue to grow over time.

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Management’s Discussion and Analysis

Gross loans receivable (short-term and long-term)

Gross loans receivable (short-term and long-term) are non-IFRS financial measures which refer to loans receivable relating to the initial term of our loans receivable. We use the term “gross loans receivable short-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of less than one year, which we refer to as “short-term loan products”. We use the term “gross loans receivable long-term” to refer to loans receivable relating to our unsecured, fixed and open credit loan products having terms of one year or more, which we refer to as “long-term loan products”. These include lines of credit that have a term of one year and installment loans that have terms of up to five years. We consider it important to highlight our increased focus on growing our long-term loan portfolio as we execute on our strategy of being a full credit spectrum lender with a loan portfolio that is longer-term in nature. Recent legislative changes impacting certain short-term loans, including the reduction of maximum allowable fees, have been implemented in Alberta, British Columbia and Ontario. Further amendments are being contemplated in Ontario and we are considering the potential impact of these changes, if any, while we continue the emphasis on growing our long-term portfolio and our new fee-based products.

Gross loans receivable represents the total amount of principal and fees outstanding to our customers at the end of the period before any provision for potential future charge-offs. We segregate gross loans receivable between loans receivable short-term and gross loans receivable long-term, both of which are non-IFRS financial measures. Under IFRS, receivables are classified as ‘current’ or ‘non-current’ having maturities from the balance sheet date of 12 months or less and greater than 12 months, respectively.

The following table presents a reconciliation of gross loans receivable short-term and gross loans receivable long-term to gross loans receivable, the closest comparable IFRS financial measure:

($000s)		As at
	December 31, 2017	December 31, 2016

Gross loans receivable – short-term	$9,061	$12,026
Gross loans receivable – long-term	71,833	57,160
Gross loans receivable	80,894	69,186

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and notes. These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the Consolidated Statement of Comprehensive Loss in the period of the change and in any future periods affected.

The areas where judgments, estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Loans receivable

Loans receivable are stated after evaluation as to their collectability and an appropriate allowance for loan losses is provided where considered necessary. The Company has determined the likely impairment loss on loans receivable which have not maintained the loan repayments in accordance with the loan contract or where there is other evidence of potential impairment.

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Management’s Discussion and Analysis

The methodology and assumptions used in setting the loan allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Our provision for loan losses included in the allowance consists of amounts charged to income during the period to maintain an allowance for loan losses estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where we operate and generate taxable income.

Investment tax credits recoverable

The recognition of investment tax credits recoverable requires that we assess future tax payable available to utilize the investment tax credits. We consider the carry-forward period of the investment tax credits, our recent earnings history and forecast of future earnings in performing this assessment. We determine the value of effort expended towards research and development projects that qualify for investment tax credits and calculate the estimated recoverable to be recognized. The allocation of direct salaries to qualifying projects is derived from time records and assessment by management. The actual investment tax credits claimed and realized may differ from the estimate based on the final tax returns and review by tax authorities.

Fair value of share-based payments

We use the Black-Scholes valuation model to determine the fair value of equity settled stock options and warrants that are treated as derivative liabilities. Estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the option, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option realized from the original estimate.

Changes in Accounting Policies

The Company did not adopt any new accounting standards, amendments, or policy changes during the year ended December 31, 2017 that had a material impact on the consolidated financial statements.

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2018 or later periods that the Company has decided not to early adopt, and which management has not yet assessed the impact. The Company does not expect any business impact as a result of the adoption of these accounting policies. The new IFRS standards not yet applied include:

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Management’s Discussion and Analysis

IFRS 9, Financial Instruments, This standard is part of the IASB’s wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also contains new guidance in relation to impairment and hedge accounting and is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of a portion of expected credit losses from the date the financial instrument is first recognized, and the recognition of lifetime expected credit losses if the financial instrument has experienced a significant increase in credit risk (SICR) since initial recognition.

The Company is in the process of refining and validating its impairment models with respect to the measurement of expected credit losses, and establishing appropriate triggers to determine when a SICR has occurred. The ECL models will incorporate probability-weighted loss outcomes, considering relevant information about past, current and forecasted future events where applicable. The assessment of a SICR will involve the use of specific attributes to identify financial instruments that have experienced changes in their probability of default subsequent to initial recognition.

The Company has established a project team to oversee the transition to IFRS 9, develop governance frameworks for new processes, update its accounting policies, and refine the calculation and application of ECL in order to assess the quantitative impact of the adoption.

As of December 31, 2017, the Company’s allowance for loan loss is $7.4 million or 9.2% of gross loans receivable. The Company estimates the adoption of IFRS 9 and the expected credit loss methodology, subject to refinement, will result in an increase of approximately $4.0 million to $5.0 million or an increase of 4.9% to 6.2% as a percentage of receivables. This onetime opening balance sheet increase to the allowance for loan losses will also result in an adjustment to retained earnings. The increase in the allowance is not indicative of a change in the expected recovery value of the underlying loans receivable but rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future time frame. As a result of the transition, the Company also expects some ongoing impacts to the consolidated statement of comprehensive loss which are dependent on the growth rate of the loan portfolio.

It is important to note that the adoption of IFRS 9 in 2018 will not directly impact the net charge-off rate of the Company’s loan portfolio which will be driven by borrowers’ credit profile and behaviour. The Company will continue to write off loan balances that are delinquent greater than 180 days. Likewise, the cash flows used in and generated by the Company’s loan portfolio will not be impacted by the adoption of IFRS 9 as the periodic increase in the allowance for loan losses as a result of growth in the consumer loans receivable is a non-cash item.

Management continues to monitor and refine certain elements of the IFRS 9 loan impairment process in advance of Q1 2018 reporting. All estimates reported above with respect to the expected impact of the adoption of IFRS 9 are preliminary and are subject to change and adjustment as the Company’s transition to IFRS 9 is completed. The Company is on track to finalize its analytical and systems work and complete the implementation of IFRS 9 within the required timeframe.

IFRS 15, Revenue from Contracts with Customers, In May 2014, the IASB issued, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various IFRIC and SIC interpretations regarding revenue. Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its financial statements.

IFRS 16 - Leases replaces IAS 17 - Leases and requires lessees to account for leases on balance sheet by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

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Management’s Discussion and Analysis

Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at December 31, 2017, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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